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VIA EDGAR

December 21, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	Miami International Holdings, Inc.
Amendment No. 4 to
Draft Registration Statement on Form S-1
Submitted October 25, 2022
CIK No. 0001438472

Dear Ms. Bednarowski:

On behalf of Miami International Holdings, Inc., a Delaware corporation (the “Company”), we submit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 28, 2022, regarding Amendment No. 4 to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on October 25, 2022 (the “DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the submission of this letter, we are confidentially submitting Amendment No. 5 to the Company’s DRS with the Commission through EDGAR (the “Amended DRS”), which reflects the Company’s responses to the comments received by the Staff, the Company’s financial statements for the quarter ended September 30, 2022, the historical and pro forma financial statements related to the acquisition by the Company of Dorman Trading, LLC (“Dorman”) and certain other updated disclosures. All page references in the responses set forth below refer to page numbers in the Amended DRS.

Amendment No. 4 to Draft Registration Statement on Form S-1

Business

Dorman Trading, page 121

1.	We note your acquisition of Dorman Trading, LLC (Dorman) on October 19, 2022. Please provide us with your significance test analysis performed in consideration of requirements under Article 11 and Rule 3-05 of Regulation S-X. In addition, ensure that pro forma disclosures contemplated under ASC 805 are included in a future amendment to the extent that they are required for periods then presented.

U.S. Securities and Exchange Commission

December 21, 2022

Response: The Company evaluated the significance of Dorman under Regulation S-X Rule 3-05 (Rule 3-05) based upon the following three tests:

•	Asset Test – the Company’s share of Dorman’s total assets compared to the Company’s consolidated total assets.

•	Investment Test – the Company’s investment in Dorman compared to the Company’s consolidated total assets.

•	Income Test – includes two components:

o	Net income component– the Company’s share of pre-tax income from continuing operations of Dorman compared to the Company’s consolidated pre-tax income from continuing operations.

o	Revenue component – the Company’s share of the total revenues of Dorman compared to the Company’s consolidated total revenues for its most recent fiscal year.

All three tests must be performed, and the one that results in the highest significance level will determine the financial statement periods that must be presented. The threshold begins at 20% for such financial statement requirements under Rule 3-05. If the acquired business exceeds 40% of any of the three tests, then two years of audited financial statements and the appropriate interim periods are required. Additionally, under SEC Regulation S-X Article 11 (Article 11), when acquired business financial statements are included in a registration statement, pro forma financial information must also be included.

The below table presents the results of the significance tests performed as of December 31, 2021 for Dorman and the Company, the most recent pre-acquisition annual financial statements for both entities.

	Test
(in thousands)	Dorman	MIAX	Result
Asset Test	$229,589	$535,272	43%
Investment Test	36,023	535,272	7%
Income Test
Net Income	2,722	(90,576)	3%
Revenue	70,925	751,543	9%

As the Dorman acquisition meets the 40% threshold as shown above, the inclusion of Dorman’s financial statements in accordance with Rule 3-05 and pro forma financial information in compliance with Article 11 are required to be included in the Company’s registration statement. Accordingly, the Company has added Dorman’s audited financial statements as of and for the years ended December 31, 2021 and 2020 and unaudited interim financial statements as of and for the nine months ended September 30, 2022 and 2021 on pages F-75 through F-98 of the Amended DRS.

U.S. Securities and Exchange Commission

December 21, 2022

The Company has also added unaudited pro forma consolidated financial information on pages 70 through 78 of the Amended DRS covering the periods required to be presented under Article 11. The Company advises the Staff that pro forma disclosures contemplated under ASC 805 have been incorporated in the pro forma consolidated financial information prepared in compliance with Article 11.

2.	Please quantify the total cash and equity consideration to be paid by you to acquire Dorman Trading.

Response: The Company paid approximately $36.0 million as consideration to acquire Dorman, comprised of $25.7 million in cash and 807,692 shares of the Company’s common stock valued at approximately $7.7 million paid at closing, and an additional 269,231 shares of the Company’s common stock to be issued on the one year anniversary of the closing upon achievement of certain performance criteria or the failure by the Company to make certain agreed upon capital contributions. This information has been provided in Note 22 to the Company’s unaudited financial statements for the nine months ending September 30, 2022 beginning on page F-73 of the Amended DRS.

3.	Please tell us what crypto asset-related products are offered, executed, and/or cleared through Dorman and what responsibilities Dorman has with respect to related transactions. Your response should address but not be limited to the following:

•	tell us which of these crypto-related products physically settle and have traded to date, and quantify volume trends;

•	explain what types of revenue are or could be generated for you from these products, and quantify revenue trends for them;

•	clarify whether Dorman fulfils any crypto-related orders using its own inventory, credit, or cash; and

•	describe any differences with regards to settlement and delivery processes for crypto- related transactions executed, cleared, or otherwise facilitated by Dorman as compared to what is currently disclosed for your other entities.

Response: The Company informs the Staff that both cash and physically settled crypto asset-related futures products that trade on U.S. futures exchanges are currently offered to clients of Dorman. The physically settled crypto asset-related products offered by Dorman to its clients are the Bakkt (ICE Futures U.S.) products. We advise the staff that volume in the crypto asset-related products traded by the Dorman clients during each month in the nine month period ended September 30, 2022 was less than 1% for physically settled products.  The trading of the physically settled crypto asset-related products decreased significantly in the later months of this nine month period.  The revenue generated from these products is comprised of commission fees charged by Dorman to customers. Revenue and trading volumes generated from crypto-related products, both cash and physically settled, are immaterial to Dorman.  Dorman does not fulfill any crypto-related orders using its own inventory, credit, or cash. The settlement processes for financially settled crypto-related transactions by clients of Dorman do not differ from other offered financially settled products. The physically settled crypto asset-related products offered to Dorman clients are cleared and settled directly by Bakkt at the Bakkt warehouse. Delivery is made directly to the Dorman client. Dorman has view-only access to the Bakkt warehouse with no access to the physically delivered crypto asset-related products. The Company has added disclosure beginning on page 130 of the Amended DRS.

U.S. Securities and Exchange Commission

December 21, 2022

4.	Please clarify for us whether the business activities of Dorman result in changes related to crypto asset processes, such as but not limited to whether any of your entities now or will be expected to: (i) have control over crypto assets at any time; (ii) have access to private keys of crypto assets at any time; (iii) transact in crypto assets or execute crypto asset transactions; (iv) accept crypto assets as collateral or other forms of payment (and, if so, the types of assets accepted and under what circumstances); (v) custody crypto assets; or (vi) have crypto assets moving through your systems at any point.

Response: The Company informs the Staff that the business activities of Dorman have not resulted in changes to the Company’s crypto assets processes and no operations of any of the Company’s exchanges or the operations of Dorman Trading involve us: (i) having control over crypto assets; (ii) having access to private keys of crypto assets; (iii) transacting in crypto assets or executing crypto assets; (iv) accepting crypto assets as collateral or other forms of payment; (v) having custody of crypto assets; or (vi) having crypto assets moving through our systems. The Company has added disclosure on page 131 of the Amended DRS.

As previously disclosed in the DRS, BSX has recently begun publishing MIAX Pearl Equities market data to the Pyth Network, a decentralized cross-chain data provider for financial market data distribution built on the Solana blockchain. BSX earns tokens for the data it provides to the Pyth Network. As of September 30, 2022, the value of the tokens held by BSX was immaterial.

5.	Please tell us how you considered whether your acquisition of Dorman and post-acquisition business changes your conclusion that Staff Accounting Bulletin 121 does not apply to you. To the extent that each aspect is applicable, your response should include, but not be limited to, addressing your involvement in ongoing reporting and customer service of users' crypto asset holdings; your ability (or lack thereof) to suspend users' access to their crypto holdings or related account; and whether any agent acting on Dorman's behalf safeguards users’ crypto assets.

Response: The acquisition of Dorman and post-acquisition business does not change the Company’s conclusion that Staff Accounting Bulletin 121 does not apply to the Company. Dorman does not: (i) have ongoing reporting and customer service obligations for users’ crypto asset holdings; (ii) have the ability to suspend users’ access to their crypto holdings or related accounts; and (iii) engage any agent acting on Dorman’s behalf to safeguard users’ crypto assets.

U.S. Securities and Exchange Commission

December 21, 2022

On behalf of the Company, thank you for your review of this letter and the Amended DRS. If you have any further comments or questions, please do not hesitate to contact me by telephone at (212) 549-0241 or by email to hkozlov@reedsmith.com (or Danielle Carbone by telephone at (212) 549-0229 or by email to dcarbone@reedsmith.com or Wendy Grasso by telephone at (212) 549-0216 or by email to wgrasso@reedsmith.com).

Very Truly Yours,

Herbert Kozlov
For Reed Smith LLP

cc:	Barbara Comply, Esq., Miami International Holdings, Inc.
Paul Tropp, Esq., Ropes & Gray LLP